THE ACCOMPANYING FINANCIAL STATEMENTS ARE DESIGNED TO
REPLACE THE FINANCIAL STATEMENTS FILED WITH THE 6K FORM FILED
BY RUSSEL METALS ON NOVEMBER 16, 1995.


                            RUSSEL METALS INC.
                  CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                                  ($000)


                                        September 30,            December 31,
                                                 1995                    1994
Current assets
    Accounts receivable                      $217,166         $223,729
    Income taxes recoverable                   17,888           17,888
    Inventories                               239,992          239,629
    Prepaid expenses and other assets           5,718       3,583
    Current assets - discontinued operations        75,263           79,258
                                              556,027          564,087
Fixed assets
    Property, plant and equipment             167,632          153,309
    Property, plant and equipment - discontinued
      operations                                65,137          68,549
                                              232,769          221,858
Other assets
    Long-term receivable                       32,432           34,245
    Other investments                           5,575           11,258
    Deferred charges                           12,330           14,233
    Goodwill                                   12,359           11,471
    Deferred income taxes                      47,797           50,141
    Other assets - discontinued operations          15,255           15,125
                                              125,748          136,473

                                             $914,544         $922,418


Current liabilities
     Bank indebtedness                       $ 94,079         $ 99,122
     Accounts payable and accrued liabilities        188,226             170,543
     Current portion of long-term debt         16,581           16,985
     Current liabilities - discontinued operations           38,946            62,150
                                              337,832          348,800

Long-Term Debt                                184,759          191,388

Convertible Debentures and Shareholders' Equity            391,953            382,230

                                             $914,544         $922,418
ON BEHALF OF THE BOARD,



Director                                 Director

                            RUSSEL METALS INC.
              CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)


($000, except for per share amounts and average shares outstanding)

                                Quarter Ended     Nine Months Ended
                                       Sept. 30,                     Sept. 30,
                                  1995      1994       1995              1994
                                          (Restated)              (Restated)
Sales and services               $367,664  $361,896   $1,169,629        $982,793

Cost of sales and operating expenses        352,837 338,399       1,116,272        930,125
Interest on long-term debt  7,440   7,482            22,388     23,433
Other interest expense      2,905   1,185            10,452      2,224
Other expense (income)               (387)         536              (394)         337

                                  362,795   347,602    1,148,718         956,119

Earnings before income taxes        4,869    14,294     20,911            26,674

Provision for income taxes          2,290     6,766          9,264        12,628

Earnings from continuing operations           2,579   7,528     11,647         14,046

Loss from discontinued operations - net
  of related income taxes               -      (357)                -     (8,869)

Net earnings for the period     $   2,579 $   7,171   $    11,647     $    5,177

Earnings per common share from
  continuing operations
     Basic                  $0.04   $0.14             $0.20      $0.23
     Fully diluted          $0.04   $0.13             $0.20      $0.23

Net earnings per common share
     Basic                  $0.04   $0.14             $0.20      $0.05
     Fully diluted          $0.04   $0.13             $0.20      $0.05


Average shares outstanding     51,007,86448,761,417   51,007,864      48,761,417
                            RUSSEL METALS INC.

         CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                (UNAUDITED)
                      Nine Months ended September 30
                                  ($000)
                                                    1995        1994
                                                          (Restated)
Operating activities
     Net earnings from continuing operations       $11,647     $14,046
     Depreciation and amortization                  12,904      12,335
     Deferred income taxes                           2,277      10,681
     Accrued revenue - deferred income taxes          (763)  (668)
     Loss (gain) on sale of fixed assets              (394)        337
Cash from continuing operations                     25,671      36,731

Changes in working capital items
     Accounts receivable                             5,269     (51,334)
     Income taxes recoverable                  -            2,116
     Inventories                                   (16,797)    (42,948)
     Accounts payable and accrued liabilities       28,007       8,403
     Other                                          (2,127)        (980)
Cash from (used in) continuing operating activities           40,023     (48,012)

Financing activities
     Decrease in long-term debt                     (1,228)    (30,759)
     (Increase) decrease in long-term receivable            2,576         (6,953)
     Issue of common shares                    -           80,396
     Redemption of preferred shares            -          (55,000)
     Dividends                                      (1,688)      (2,898)
Cash used in financing activities                     (340)    (15,214)

Investing activities
     Purchase of fixed assets                      (18,020)    (10,071)
     Costs to rebuild dock                         (30,839)     -
     Proceeds on sale of fixed assets                3,098    720
     Proceeds on sale of subsidiary company         34,074       6,885
     Purchase of subsidiary companies               (4,857)    (24,656)
     Other                                          (2,169)     (7,259)
Cash used in investing activities                  (18,713)    (34,381)

Increase (decrease) in cash from continuing operations     20,970        (97,607)

Cash from (used in) discontinued operations        (15,927)      6,259

Increase (decrease) in cash                          5,043     (91,348)
Cash position, beginning of the period             (99,122)     37,372

Cash position, end of the period                  $(94,079)   $(53,976)


NOTE:  Cash position represents cash or bank indebtedness.